U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 12b-25

                             NOTIFICATION OF LATE FILING

(Check One)___ Form 10-K ___ Form 20-F ___ Form 11-K _X_Form 10-Q ___Form
N-SAR

Form 10-QSB for the Quarter Ended November 30, 2000.

                        Commission file number 000-28935

PART I - REGISTRANT INFORMATION

Full Name of Registrant
      OMNINET MEDIA.COM, INC.

Former Name if Applicable

     MAS ACQUISITION XXV CORP.

Address of Principal Executive Office (Street and Number
      5580 La Jolla Blvd., Ste 071
City, State and Zip Code
     La Jolla, CA, 92037

Registrant's telephone number including area code:     (858) 856-1392

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

[X]     The reasons described in reasonable detail to Part IIII of this form could not be eliminated without unreasonable effort or expense.

[X]     The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The accounting firm of DIROCCO AND DOMBROW, P.A., 3601 W. Commercial Blvd., Suite #39, Ft. Lauderdale, Florida 33309 audited the registrant's financial statement filed in connection with its Form 10-KSB for the fiscal year ended August 31, 2000, and has been retained to review the registrant's quarterly financial statements as at November 30, 2000 which must be filed as part of its Form 10-QSB for the quarter ended November 30, 2000. Delay by the registrant in presenting its financial statements to Dirocco and Dombrow for review, delay in paying required fees, and the resulting failure of Dirocco and Dombrow to complete its review engagement have made it impossible for the registrant to file the subject Form 10-QSB on a timely basis. Those problems have now been resolved and OmniNet reasonably believes the required financial information will have been reviewed so as to permit the registrant to file this report on or before January 20, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Don Steffens, (858) 551-2770

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). _X_ YES ___ NO

(3) is it anticipated that any significant change in results of operations from the corresponding report for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ___ YES _X_ NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OMNINET MEDIA.COM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                              OMNINET MEDIA.COM, INC.


Date:  January 12, 2001               By: /s/ Jim Graves
                                          Jim Graves, Secretary